AudioCardio
Statement of Cash Flows
As of December 31, 2020

	2020
Cash Flows from Operating Activities	
Net Income Loss	**($31,416)**
to net cash provided by operations	
Depreciation	712
Shared-based compensation	1,265
Changes in operating assets and liabilities	
Increase (Decrease) in accrued expenses	26,946
Net cash used in operating activities	**(2,493)**
Cash Flows from Investing Activities	
Payments for internally developed sotfware	(100,737)
Net cash used in investing activities	**(100,737)**
Cash Flows from Financing Activities	
Issuance of common stock	1,265
Issuance of SAFEs	0
Net cash provided by financing activities	**0**
Net change in cash and cash equivalents	**(120,648)**
Cash and cash equivalents at beginning of period	207,611
Cash and cash equivalents at end of period	**$86,963**